[PetroAlgae Letterhead]

July 22, 2010

Mr. Bret Johnson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	PetroAlgae Inc. Item 4.02 Form 8-K Filed June 22, 2010 File No. 0-24836

Dear Mr. Johnson:

We are responding to the comment letter, dated July 9, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 8-K of PetroAlgae Inc. (the “Company”) filed June 22, 2010 (the “Form 8-K”).

To facilitate the Staff’s review, we have reproduced below the comment contained in the Staff’s comment letter, and include beneath the comment the Company’s response.

Item 4.02 Form 8-K filed on June 22, 2010

1.	We note your response to prior comment one of our letter dated June 24, 2009. Please tell us the nature and amounts of the accounting errors as known to date.

Response:

In response to the Staff’s comment, the Company has filed an amendment to its Form 8-K on the date hereof (the “Form 8-K/A”) that describes the nature and amounts of the accounting errors as known to date.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any further questions or comments regarding the Form 8-K or the Form 8-K/A, please feel free to contact the undersigned by telephone at (321) 409-7488, by fax at (321) 409-7971 or by e-mail at jdietz@petroalgae.com.

Very truly yours,

PETROALGAE INC.

By:	/s/ James P. Dietz
	Name:	James P. Dietz
	Title:	Vice President - Finance and
Accounting

cc:	Terence O’Brien

(Securities and Exchange Commission)

David P. Szostak

(PetroAlgae Inc.)

Daniel P. Raglan

(Torys LLP)

Verne Bragg

(Grant Thornton LLP)